Exhibit 99.2

Rio Tinto

Strategy
Delivery
Growth

2009 Annual review

This report is available online at www.riotinto.com

A focused and integrated strategy
Excellence in operational delivery
Positioned for growth

Rio Tinto is a leading international business involved in each stage of metal and mineral production. We produce aluminium, copper, diamonds, coal, iron ore, uranium, gold, and industrial minerals (borates, titanium dioxide, salt, talc, zircon). With production mainly from Australia and North America, we operate in more than 50 countries. We employ about 102,000 people whose health and safety is a key priority and an integral part of placing sustainable development at the heart of everything we do. We operate as a global organisation with one set of standards and values, sharing best practices across the Group.
Our strategy is to invest in and operate large, long term, cost competitive mines and businesses, driven by the quality of each opportunity.
Our assets give us a rich array of options for growth in line with demand.
Our recapitalisation and asset divestment programmes have strengthened our balance sheet and enhanced options for growth.
Safe working and sustainable development are at the heart of our activities, with our worldwide operations providing long term local benefits.

Inside this review
On the cover
The port of Ehoala, serving a new Rio Tinto mine in south east Madagascar, forms part of a regional growth project funded by the World Bank.
What you can find online www.riotinto.com
Find out more about our business and performance online
•	2009 Annual report

•	Webcast of our 2009 results

•	Sustainable development review

Performance highlights
A snapshot of the year
    View more financial and performance highlights at www.riotinto.com
Commendable results in the face of global downturn
Underlying earnings

US	$6.3	(2008: US$10.3bn)[1] bn
Net earnings

US	$4.9	(2008: US$3.7bn) bn
The balance sheet has been recapitalised
Net debt

US	$18.9	(2008: US$38.7bn) bn
Strong operational performance
Cash flow from operations

US	$13.8	(2008: US$20.7bn) bn

1.	Underlying earnings is the key financial performance indicator which management uses internally to assess performance. It is presented here as an additional measure of earnings to provide greater understanding of the underlying business performance of the Group’s operations. Items excluded from net earnings to arrive at underlying earnings are explained in note 2 to the 2009 Financial statements. Both net earnings and underlying earnings deal with amounts attributable to equity shareholders of Rio Tinto. However, EU IFRS requires that the profit for the year reported in the income statement should also include earnings attributable to outside shareholders in subsidiaries.
Cautionary statement about forward looking statements

This document contains certain forward looking statements with respect to the financial condition, results of operations and business of the Rio Tinto Group. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, or similar expressions, commonly identify such forward looking statements.
Examples of forward looking statements in this Annual review include those regarding estimated ore reserves, anticipated production or construction dates, costs, outputs and productive lives of assets or similar factors. Forward looking statements involve known and unknown risks, uncertainties, assumptions and other factors set forth in this document that are beyond the Group’s control. For example, future ore reserves will be based in part on market prices that may vary significantly from current levels. These may materially affect the timing and feasibility of particular developments. Other factors include the ability to produce and transport products profitably, demand for our products, the effect of foreign currency exchange rates on market prices and operating costs, and activities by governmental authorities, such as changes in taxation or regulation, and political uncertainty.
In light of these risks, uncertainties and assumptions, actual results could be materially different from projected future results expressed or implied by these forward looking statements which speak only as to the date of this report. Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or revise any forward looking statements, whether as a result of new information or future events. The Group cannot guarantee that its forward looking statements will not differ materially from actual results.

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Group overview
Activities that span the world
We have a global presence with major operations in Australia and North America which account for approximately 85 per cent of the value of our assets, as well as significant businesses in South America, southern Africa and Asia.

•	All injury frequency rate reduced to 0.82 from 0.98

•	Set iron ore production and sales records

•	Progressed transformation of our aluminium business

•	Exceeded targeted controllable operating cost savings

Aluminium
Rio Tinto Alcan is a global leader in the aluminium industry. It mines high quality bauxite, refines alumina for both primary aluminium production and specialty alumina markets, and produces primary aluminium at some of the lowest cost, most technologically advanced smelters in the industry. The group is renowned for its technology leadership as well as its advantaged renewable energy assets.
Number of employees1: 22,919
Products
Bauxite, Alumina, Specialty aluminas, Aluminium
Key facts
•	Integration synergies expected to exceed US$1.1 billion in 2010
•	Achieved rapid cost reductions and production curtailments
•	Business being transformed in readiness for the economic recovery
•	During the year, aluminium prices plummeted by as much as 70 per cent from 2008

Contribution to gross sales revenue

Copper
The Copper group is one of the world’s largest producers of copper, with valuable by-products of gold and molybdenum. A diverse mix of operations and projects are located in North and South America, Africa, Asia and Australia. In addition to interests in some of the world’s largest copper mines, it is taking the lead in the development of three of the world’s largest new copper projects.
Number of employees1: 7,612
Products
Copper, Gold, Molybdenum and Silver
Key facts
•	Strong operating performance in 2009 supported by recovering market
•	Kennecott Utah Copper production up 37 per cent from 2008
•	Copper industry faces future supply challenges
•	Breakthrough agreement for development of major Mongolian copper-gold mine

Contribution to gross sales revenue

Diamonds & Minerals
The group comprises Rio Tinto Diamonds (RTD), Rio Tinto Minerals (RTM) and Rio Tinto Iron & Titanium (RTIT). RTD accounts for about six per cent of the world’s production of rough diamonds by value. RTM is a global leader in borates and talc supply and of the science behind their use, and RTIT is a market leader in titanium dioxide feedstock, used in the manufacture of pigments for paints and plastics.
Number of employees1: 7,375
Products
Diamonds, Borates, Titanium dioxide feedstocks, Talc, High purity iron, Metal powders, Zircon, Rutile
Key facts
•	Businesses oriented to OECD demand hence difficult conditions
•	Businesses showing signs of recovery, particularly in Asian markets
•	Diavik Diamonds underground mine starts production in 2010
•	Commencement of ramp up of Madagascar mineral sands mine

Contribution to gross sales revenue

2 Rio Tinto 2009 Annual review

    View more about our global operations at www.riotinto.com
Countries with operations and/or projects •

Energy
Rio Tinto is a leading supplier of thermal and coking coal to the Asian seaborne market as well as being one of the world’s largest uranium producers, operating the second and third largest uranium mines. Rio Tinto Coal Australia manages eight coal mines in Queensland and New South Wales. In the US, the group operates the Colowyo coal mine and has a 48 per cent interest in Cloud Peak Energy.
Number of employees1: 7,613
Products
Thermal coal, Coking coal and Uranium
Key facts
•	More robust seaborne coal markets emerging
•	De-bottlenecking of Australian coal export ports under way
•	New Clermont mine and Kestrel mine expansion on track
•	Nuclear power comeback spells promise for uranium

Contribution to gross sales revenue

Iron Ore
Rio Tinto Iron Ore is the second largest supplier to the world’s seaborne iron ore trade and produces direct saleable lump and fines ore, pellets and concentrates. It has a global supply capacity to serve both the Pacific and Atlantic markets, operating an integrated platform of mines, rail and port infrastructure including development projects designed to respond rapidly to changes in demand. It operates Dampier Salt located near its iron ore mines in Australia as well as Rio Tinto Marine.
Number of employees1: 11,375
Products
Iron ore and Salt
Key facts
•	Operated at full run rate of 220 million tonnes capacity in second half of 2009
•	Developing plans to produce 330 million tonnes per year
•	Uses automated mining technologies including driverless haul trucks

Contribution to gross sales revenue

Exploration
The role of the Exploration group is to add value to Rio Tinto by discovering or acquiring resources that can increase future cash flows. It is organised into regional multi-commodity teams, with head offices in the UK, the US and Australia, supported by commodity and commercial specialists. Programmes are prioritised on a global basis, with investment decisions driven not by location or choice of commodity but rather by the quality of each opportunity.
Technology & Innovation

Offices in Australia,
Canada, the UK and
the US
Technology & Innovation’s role is to identify, develop and promote best operational technology practice across the Group and to pursue step change innovation of strategic importance to orebodies of the future.

These two business units perform global functions in support of our expansion and operating goals.

[1]	This is the average Rio Tinto share of employees for managed businesses, excluding contractors and employees in businesses classified as assets held for sale during 2009.

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Statement from our chairman
A year of two halves
Thanks to a number of significant decisions
on our part and assisted by a more favourable
external environment, we have recovered our
poise and steadied the ship.

Jan du Plessis

During what was clearly a historic and tumultuous year for the global community, Rio Tinto found 2009 to be particularly testing. It certainly felt at times as if we were experiencing an amplified version of the global financial crisis and its knock on effect on business confidence, demand for commodities and availability of credit.
However, despite the early trauma, for Rio Tinto it turned out to be a year of two halves. After the particularly difficult first few months, characterised by our balance sheet challenges, very weak demand, low product pricing and the contentious Chinalco transaction, our fortunes improved considerably as the year progressed. As a result of shareholder support for our rights issues, together with the success of our disposal programme and improved operating conditions, we ended the year with a much stronger balance sheet. In short, thanks to a number of significant decisions on our part and assisted by a more favourable external environment, we have recovered our poise and steadied the ship.
Chinalco
Looking at the year as a whole, our attempt to establish a strategic partnership with the largest Chinese resources group and our largest shareholder, Chinalco, was undeniably a very significant event for Rio Tinto. The proposed transaction would have allowed us to establish a highly important strategic link with the Chinese market, whilst at the same time enabling us to significantly recapitalise our balance sheet. Especially in the context of the situation prevailing at that time, the board considered the Chinalco proposition both strategically and financially attractive.
The transaction was nevertheless highly controversial. On becoming chairman in April it was evident to me that I needed to look for guidance from our shareholders. During the ensuing consultation process, I met with a large number of shareholder groups in the UK, Australia and elsewhere. It became clear to me that many shareholders had considerable misgivings about the proposed transaction.
These concerns related not only to the financial terms of the transaction, but there were high levels of discomfort about the structure of our relationship with Chinalco. The board could not ignore the strength and depth of these feelings although, in deciding not to proceed with that transaction, we deeply regretted the loss of a unique opportunity to establish a strategic partnership that would have fundamentally changed our relationship with our largest customer base. We will continue to work towards extending our relationship with Chinalco and to pursue business opportunities that may be to our mutual benefit.
Improving prospects
In deciding that we were not able to pursue the transaction with Chinalco, the board was nevertheless delighted that it was able to announce the proposed production joint venture with BHP Billiton in relation to our respective iron ore assets in Western Australia. The joint venture will allow us to capture the enormous long term synergy benefits that would result from the integration of our production facilities. The value that could be captured has been estimated to be at least US$10 billion.
We simultaneously announced major rights issues which took place in the UK and Australia in June and July. These raised net proceeds of US$14.8 billion which were used to repay debt, well ahead of our original US$10 billion target. The rights issues attracted an extraordinary vote of confidence in Rio Tinto, with 97 per cent of shareholders taking up their rights in Rio Tinto plc, and a 95 per cent take up in Rio Tinto Limited. All of Rio Tinto’s directors, as well as Chinalco, took up their full entitlement of shares.
These decisions brought relief from some of the pressures of the earlier months of the year. It put the period of unusual corporate activity

4 Rio Tinto 2009 Annual review

   Read the full Annual report at www.riotinto.com

behind us and finally gave us a firm foothold to advance into the second half of the year. As we saw markets improve in the subsequent months, I was particularly pleased to see the executive team focused on first class operational delivery as a priority for the Group. We ended the year with a strong set of production figures and the achievement of a number of production and sales records. This of course also signalled a significant pick up in physical demand for our products.
Results and dividend
The strong production numbers, coupled with improved commodity prices, translated into a significant improvement in operating cash flow in the second half. This, together with the proceeds of our rights issues and the disposal of assets, significantly strengthened our balance sheet. Rio Tinto started 2009 with net debt of US$38.7 billion and a debt to equity ratio of 63 per cent. We had made the commitment in December 2008 to reduce net debt by US$10 billion during 2009. Net debt at the end of 2009 stood at US$18.9 billion with gearing much reduced to 29 per cent.
The Group’s underlying earnings in 2009 were US$6.3 billion, 39 per cent below 2008. Net earnings were US$4.9 billion compared with US$3.7 billion in 2008. Cash flow from operations decreased 33 per cent to US$13.8 billion.
With our balance sheet significantly strengthened and our prospects much improved, we are pleased to be able to reinstate the dividend. Total dividends declared for 2009 were 45 US cents per share. The Group expects that the total cash dividend for the 2010 financial year will be at least equal to the total cash dividend of US$1.75 billion paid in respect of 2008, albeit spread over an increased number of shares. From 2010 on, we are committed to a progressive dividend policy over the longer term.
Sustainable development
Rio Tinto conducts business in an ethical and socially responsible manner aimed at building a positive reputation and ensuring ongoing access to people, capital and mineral resources. Delivering on our commitment means making sustainable development considerations an integral part of our business plans and decision making processes.
Rio Tinto was again identified as a sustainable development leader during the year by retaining its listing on the Dow Jones Sustainability Index (DJSI) World Index and DJSI STOXX Index as well as the FTSE4Good. We have been included in the DJSI series since 2002 and the FTSE4Good since becoming eligible for inclusion in 2007.
Rio Tinto’s longstanding commitment to sustainable development and the quality of our sustainable development web pages have been recognised in the CSR Online Awards “Global Leaders 2009”, published by Dow Jones Newswires and an Italian business daily.
Our recently completed mineral sands mine in Madagascar won South Africa’s prestigious 2009 Nedbank Environmental Award in the environmental category, for significant effort in protecting or improving the biophysical environment in which it operates.
Rio Tinto became a signatory to the UN Global Compact in 2000 and we were one of its early supporters. We also remain an active member of the World Business Council for Sustainable Development and the International Council on Mining and Metals, whose members are committed to superior business practices in sustainable development.
Governance and board
The board is committed to high standards of governance as the foundation of our ethical approach to business. In 2009, we strengthened our governance system by renewing our global code of conduct, The way we work, establishing a common Group wide code to replace business unit codes of conduct. The code serves to spread our values of accountability, respect, teamwork and integrity throughout the organisation by providing guidance on how employees should conduct themselves at work and when representing Rio Tinto. Our confidential whistleblowing programme, Speak-OUT, is a key element of The way we work, available in the language of the employee’s choice to alert senior management to any serious issues or inappropriate behaviour that employees do not feel able to discuss with management on site.
Your boards enjoy a balanced representation of viewpoints and a wealth of business experience. Sir David Clementi and David Mayhew will retire as directors at the conclusion of the 2010 annual general meetings. The boards thank them for their valuable contributions over many years. We welcomed Ann Godbehere, who has 25 years’ experience in the financial services’ industry, to the board on 9 February 2010. She will be chairman of the Audit committee. Robert Brown, who has considerable global business experience in the aerospace industry, will join the boards on 1 April 2010. Ann and Bob will be standing for election at the annual general meetings in April, along with Sam Walsh, chief executive, Rio Tinto Iron Ore and Australia, who joined the boards effective 5 June 2009.
Outlook
The outlook for mining and metals is improving but remains volatile and uncertain in the short term. The latest leading indicators for developed economies imply that we may have returned to expansionary territory, although no one knows to what extent or for how long. The pick up in metals demand at mid year was primarily driven by government stimulus measures and a recovery in economic activity which caused producers to return to buying raw materials.
The key driver for the mining industry continues to be demand from China. Record Chinese metals imports have served to offset weakness in other markets. However, we will also need to see OECD economies improve and a resumption in international trade flows to fully support a global economic recovery.
Similarly, there are concerns about the sustainability of Chinese demand in the short term. Longer term, China is likely to move towards more domestic, consumption led development.
Our people
Our year of two halves demonstrated commendable perseverance as we moved from difficulty to success. Facing up to setbacks and promoting recovery has shown Rio Tinto to be a high performing organisation. We have come through these testing times thanks in no small measure to the quality and commitment of our people. The downturn unfortunately necessitated a reduction of about 16,000 employees and contractors across the Group which took place mainly in the early months of the year. Since then we have stabilised the organisation and a renewed management structure has been introduced. These steps will provide the platform to mobilise and energise the workforce and give us the momentum to resume growth.
The board and I would like to express our collective appreciation to Group employees and contractors around the world for their strong commitment and unflagging efforts in 2009; for their focus on safety, operational excellence and delivery to customers, as well as for conducting our business in a socially responsible way.

Jan du Plessis
Chairman
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Chief executive’s message
A focused strategy
During 2009 we made some good decisions to improve
our financial position. We have emerged from this testing
year as a stronger and fitter business.

Highlights of 2009
•	Underlying earnings US$6.3 billion
•	Cash flow from operations US$13.8 billion
•	Net capital expenditure US$5.4 billion
•	Net debt reduced by US$19.8 billion
•	Announced asset sales US$10.3 billion

Over the course of 2009 management’s focus has been on strengthening the business after a period of prolonged corporate activity and a severe downturn. We are grateful for the support we received from shareholders in recapitalising the company and helping us regain our momentum. We were also helped by the capacity of our organisation to deliver strong operational performance in challenging economic circumstances.
The successful injection of US$14.8 billion from our rights issues, the efficiencies derived from our cash preservation measures, and significant progress with our divestment programme which realised sales and binding offers of US$5.7 billion in the year, have given Rio Tinto greater financial strength and flexibility.
I am proud of the way in which our employees have persevered in delivering the commitments we made during these demanding times. Unfortunately, these achievements have been overshadowed by four fatalities during the year at managed operations. Three of these took place in Africa and we have renewed our focus on embedding our safety systems in developing countries. I am pleased to say our key performance indicators for safety continued to improve during 2009 with a reduction in our all injury frequency rate of 16 per cent.
Reaching agreement to form the Western Australian iron ore production joint venture with BHP Billiton was an important highlight of the year. We expect it will achieve substantial benefits for stakeholders by delivering synergies and unlocking the full potential of the valuable Western Australian iron ore assets in an era of increasing demand for this vital commodity.
During 2009 we took steps to improve our aluminium business which was significantly affected by the economic downturn. Rio Tinto Alcan surpassed targeted integration synergies, adopted Rio Tinto HSE policies and standards, improved safety performance, implemented cost reductions, progressed the permanent closure and divestment of high cost facilities and made temporary production curtailments. Taken together, these measures amount to a strong start to the transformation of that business.
To prepare ourselves for the next stage of Rio Tinto’s growth and to develop the next generation of leaders, I made changes to the structure of my senior management team. This included the reinstatement of the Diamonds & Minerals product group. Our structure ensures a tight focus on our core objective and allows for a broad range of investment opportunities to be generated, regardless of our portfolio.
Market conditions
A year ago, I said that we hoped to see some recovery in China’s gross domestic product (GDP) in the second half of 2009. The effect of the Chinese Government’s monetary stimulus package exceeded most commentators’ expectations – actual growth surpassed eight per cent – and we expect this strong growth to continue through 2010.
The improvements we have seen in most of our markets were primarily driven by this stronger Chinese GDP growth and its attendant effects on Chinese construction and infrastructure development. Whilst we remain cautious about the recovery in our markets, we believe that these trends are likely to continue for some time as China continues to urbanise and industrialise.

By contrast, the continuing strong China story was offset by a stagnant demand picture in OECD countries where consumer spending remains relatively weak. Australia was an exception, with its economy bolstered by the strong demand for commodities. In the US, Japan and Europe, pervasive economic concerns mean that we will continue to be cautious, especially as we begin to see the effects of the winding down of stimulus programmes.
Financial recovery
The speed and severity of the downturn in late 2008 exposed our levels of debt and made it more difficult to achieve the asset disposals we had planned for the repayment of debt. During 2009 we made some good decisions in difficult circumstances to improve our financial position and achieve a reduction in controllable cash costs of US$2.6 billion. We have emerged from this testing year as a stronger and fitter business.
Regarding divestments, we chose to postpone a number of sales. We made good progress with completion of the sale of our potash assets in the first half and the Brazilian iron ore operation in the second half. More importantly, in the second half we made significant progress with announced divestments on most of the former Alcan’s Packaging businesses, and our US coal operations. By the end of 2009, we had announced sales transactions of more than US$10 billion over the past two years.
Strategic direction and markets
We completed a thorough review of our strategy with our board and executive committee, leading to the reaffirmation of our longstanding core objective. This is to maximise our long term return to shareholders by investing in and operating large, long life, cost competitive mines and assets, driven not by choice of commodity but rather by the quality of each opportunity. This strategy will of course be recognisable to our long term shareholders.
We will ensure that our structure and capabilities are tailored to meet the requirements of our customers and the marketplace.

6 Rio Tinto 2009 Annual Review

Tom Albanese

Our diverse portfolio, high quality assets, people and expertise in technology and marketing give us the capability to supply a wide spectrum of customers and markets. This gives us exposure to worldwide markets at various stages of the development cycle. We will continue to improve our understanding of market dynamics and how we fit into the global picture, and apply this to our planning and investment proposals.
To deliver on our objective, the Group will continue to concentrate on developing Tier 1 assets. These are assets that will safeguard our future cash flow and will operate profitably at every stage of the commodity cycle. Key to our way of operating is a commitment to sustainable development. It is an essential part of the way we work and is at the heart of everything we do.
This commitment is key to maintaining our licence to operate. We have a comprehensive sustainable development programme which is discussed more fully on pages 14-17. Carbon, water use and biodiversity are becoming increasingly topical in this context. We have taken a proactive approach in all three areas and are progressively building them into our planning, especially as we see these three issues becoming increasingly inter-linked.
Priorities for growth
One of our key objectives for 2010 is to put the Group back on a growth path following the rights issues and strengthening of the balance sheet. We continued to invest in growth throughout 2009. Capital expenditure was US$5.4 billion of which US$3 billion was on major construction projects. In 2010, capital expenditure is expected to be US$5 to US$6 billion.
The strong demand for iron ore clearly provides the most obvious option for production growth. We are continuing work on staged growth projects in the Pilbara. We used the past 12 months to optimise our planned growth pathway, finding ways to ease input costs, capture savings from reduced lead times, and refining project design. We have commenced initiatives to expand capacity to 280 million tonnes per year by 2013 and 330 million tonnes per annum by 2015.
In 2009, we completed an unprecedented and technologically sophisticated integration of

www.riotinto.com 7

Chief executive’s message continued

our iron ore operations in Western Australia through our Mine of the FutureTM programmes and the opening of our new Operations Centre in Perth. This will contribute to the US$10 billion synergy savings we expect to reap from the proposed production joint venture with BHP Billiton. The benefits from the production joint venture would be without equal in the mining industry, applied broadly across production and development activities, including combining adjacent mines into single operations, more efficient use and allocation of infrastructure and ore blending opportunities to maximise product recovery.
In Aluminium we completed the start up of the Sohar smelter in Oman, to which we contributed our benchmark AP36 smelting technology. This is a good example of how Rio Tinto Alcan’s technology leadership can position us as a partner of choice. The portfolio will enable us to leverage our technology advantage, extensive project management expertise and strong operating capabilities.
Current projects involve investment in the Clermont thermal coal and Kestrel coking coal projects in Queensland, Australia, reflecting strong energy markets. We have options to expand at both of our uranium operations. Construction of the Yarwun 2 alumina refinery continues, albeit at a slower rate than originally anticipated in response to market conditions. In Diamonds, the Diavik and Argyle underground projects also continued at a slower rate. Each of these projects was approved before the global financial crisis, and we have continued to invest in them. We expect to see production begin at both Clermont and Diavik underground in 2010.
We increased our stake in the Oyu Tolgoi project through additional investment in Ivanhoe Mines. Rio Tinto has responsibility for developing and operating the mine. Following the signing of the
Investment Agreement with the Government of Mongolia in October 2009, a project budget was agreed that covers the resumption in 2010 of shaft sinking, construction of a shaft headframe, continuation of underground development and installation of infrastructure. The size of the resource is consistent with our strategy of investing in large, long term, cost competitive mines and businesses.
China
An objective for 2010, and one that I am particularly focused on, is to strengthen our relationship with China. China is our largest source of short term demand growth. In 2009, it became the most important destination for our products and influences global pricing of most metals. It is also the home of our largest shareholder, Chinalco.
We were pleased to see Chinalco take up its full entitlement of shares in our rights issues and maintain its shareholding at 12 per cent of Rio Tinto plc and 9.3 per cent of the dual listed company overall.
I would like to add a word on our four employees who were detained on 5 July 2009 in Shanghai. We wish to see the completion of an expeditious and transparent legal process. Our continued priority is our duty of care to our colleagues and support for their families.
Outlook
Our markets and our balance sheet are much improved from last year, but we recognise that major short term uncertainties remain. Long term however, given continued growth and urbanisation of the developing world, the outlook for our industry is attractive.
The exponential growth of China’s demand for iron ore, copper, coal and aluminium is expected to continue over the next 15 years, as the average wealth of many millions of people increases. Their consumption of raw materials will rise accordingly. As China nears the top of the commodity intensity usage curve, India is expected to follow, supporting a further potential wave of strong commodity demand.
For Rio Tinto, 2009 marked a positive turning point from which we have emerged with our options for growth enhanced. Nevertheless, major challenges remain. The Tier 1 deposits that are the focus of our strategy are becoming harder to find and more technologically difficult to develop. There are pressures in countries well endowed with minerals for governments to gain a greater proportion of resource rents.
Together with the executive committee, I wish to join our chairman in expressing appreciation to all who work for Rio Tinto for their contribution to a very busy and successful year. All have played a part in strengthening the business for our next stage of growth. With our strong assets, growth options and great people, we can look forward to an exciting future for the Group.

Tom Albanese
Chief executive

8 Rio Tinto 2009 Annual review

Chief financial officer’s review
Transformation of the balance sheet

We are continuing to focus on achieving a single “A” credit rating, through measures such as completing divestments of non core assets. Guy Elliott

Strengthened balance sheet
During 2009, we have recapitalised the balance sheet. We more than halved net debt, reducing it to US$18.9 billion. This was a reduction of US$19.8 billion, almost twice our original debt reduction target. We achieved this through strong cash flow from operations, continued progress with our divestment programme and the successful rights issues. The rights issues raised net proceeds of US$14.8 billion and were a significant step in removing the pressure from our balance sheet. I would like to express my thanks to shareholders who participated in the rights issues for their support.
In addition to reducing debt we have also improved our financial liquidity. The successful US$3.5 billion bond issue in April 2009 allowed us to term out short term debt. The proceeds from the rights issues were used to repay debt that was scheduled to mature in 2010 and 2011. In October we made an early repayment of US$1.5 billion of debt due in 2012. In January 2010, a further US$2 billion was repaid early with an additional repayment of US$2 billion in February 2010. Our cash and undrawn debt facilities are now at very healthy levels.
Since the beginning of 2008, we have achieved over US$10 billion in agreed sales of which the majority have now closed. During the global financial crisis, it was virtually impossible to sell businesses for good values and for cash. During
Net debt at 31 December 2009

US	$18.9	bn
Net debt and liquidity have been transformed during 2009

the latter part of 2009, as financial conditions recovered, we were able to announce a number of divestments at good values and without the need for vendor support.
These actions are part of a prudent approach to managing the balance sheet. Our target is to achieve a single “A” credit rating. A strong balance sheet will allow Rio Tinto to take advantage of value creating opportunities as they arise.
Financial results and dividend
Underlying earnings were US$6.3 billion, 39 per cent lower than 2008, primarily as a result of lower commodity prices. The impact of lower prices was partially compensated by excellent operational performance in our iron ore and copper businesses. In addition, definitive action was taken in reducing production at some of our higher cost aluminium operations and reducing production levels in the diamonds and minerals business in response to the market environment.
We delivered on our commitment to reduce controllable cash costs, achieving reductions of US$2.6 billion in 2009. This was accomplished through a series of actions including a reduction of 16,000 roles, reducing exploration and evaluation activities, and bottom up cost reduction programmes. As markets continue to recover in 2010 we may begin to see some upward pressure on input prices and increased spend on some of our high quality growth projects. However, we will not allow waste or inefficiency to increase our cost base.
At the time of the rights issues, we undertook to make a 2009 final dividend payment subject to satisfactory trading results, progress on divestments and prevailing market conditions. We are satisfied these conditions have been surpassed. Therefore, the Group will pay a final dividend of US 45 cents per share. We expect that the total cash dividend for the 2010 financial year will be at least equal to the total cash dividend payment for 2008 of US$1.75 billion, albeit over an increased number of shares. From that point on, the Group is committed to a progressive dividend policy over the longer term.
Reinvestment in the business
Our priority for allocation of capital has always been, and remains, to make value adding investments in our business in order to maximise shareholder value. The improved balance sheet enabled us to continue investing in the business with capital expenditures in 2009 of US$5.4 billion.
In 2010 we expect capital expenditure of approximately US$5 billion and we may allocate a further US$1 billion to new investments, allowing us to be responsive to quality opportunities. Such opportunities will be assessed on a case by case basis, and may include small to medium sized “bolt on” acquisitions. We will continue to fund a number of major evaluation projects in 2010.
Our long term outlook remains unchanged. We expect continued growth in demand for our products and will continue to invest in large, long life, low cost, expandable assets to meet this increasing demand.

Guy Elliott
Chief financial officer

www.riotinto.com 9

Delivering our strategy
A focused and integrated strategy
Our vision of being the global mining leader means maintaining or achieving sector leadership including operational excellence, sustainable development, exploration and innovation.
Core objective To maximise total shareholder return by sustainably finding, developing, mining and processing natural resources. Strategy To invest in and operate large, long term, cost competitive mines and businesses, driven not by choice of commodity but rather by the quality of each opportunity. Priorities We have 3 ve business priorities to enable us to deliver our strategy and improve our long term 3 nancial performance. These priorities will support our vision to be the global mining leader. Focus on operational delivery We will pursue an innovative and sustained focus on cost reduction and productivity improvement. This will include continuing the transformation of the Aluminium business; capitalising on our leading technologies; and delivering capacity improvements along the supply chain. Pursue our growth path We will grow our business through disciplined capital expenditure. This means focusing on opportunities that complement our strategy, and capitalising on the expansion potential of our existing assets. Complete the iron ore production joint venture We will concentrate on completing the proposed iron ore production joint venture with BHP Billiton. This transaction would 10 Rio Tinto 2009 Annual review

Read our full Annual report or visit www.riotinto.com for more information on our strategy and key performance indicators

Kennecott Utah Copper	Pilbara	Saguenay

Operating since 1906, KUC still has significant reserves and exploration potential.	Record production and sales of iron ore in 2009 from Australia’s biggest producer.	Extensive hydroelectric network in Quebec with installed capacity of about 2,900MW.
Key performance indicators enable us to deliver substantial synergies and unlock the true value of our significant assets in the Pilbara. Prudent balance sheet management We are continuing to focus on further strengthening our balance sheet, with the objective of moving towards achieving a single “A” credit rating, through measures such as completing divestments of non core assets. Strengthen our relationship with China We will seek to strengthen our relationship with China, our largest trading partner, the home of our largest shareholder, and a market that will be one of the major drivers of future demand. Improving our stakeholder relationships helps us to be seen as a partner of choice, and ensures we maintain and extend our licence to operate. Key performance indicators Achievement of our strategy and goals are measured by a mixture of 3 nancial and non 3 nancial performance indicators, some of which are linked to executive remuneration. Total shareholder return (TSR) 172.5% (2008: (71.5)%) Underlying earnings US $6.3bn (2008: US$10.3bn) Operating cash 3 ow US$13.8bn (2008: US$20.7bn) Net debt US$18.9bn (2008: US$38.7bn) Capital expenditure US $5.4bn (2008: US$8.5bn) All injury frequency rate (AIFR) 0.82 (2008: 0.98) Greenhouse gas emissions intensity 92.5 (2008: 100.0) Read our 3 ve year summary on page 30 for more information www.riotinto.com 11

Key development projects

Well positioned for growth

1
7
2
20
18
10
13
19
11

Project pipeline

Priority exploration projects

1 Diavik
Diamonds & Minerals

Started as a surface mine in 2003, Diavik Diamonds is developing into an underground mine. Construction on the underground project was substantially completed during 2009. First ore is expected during the first quarter of 2010 with full production expected in 2013. Production from Diavik's open pit operations will continue until 2012 after which the mine will transition to full production from the underground.

5.5
million carats

Diavik underground development

2 AP50 pilot plant
Aluminium

Rio Tinto Alcan's proprietary aluminium smelting technology is highly energy efficient and is being improved further. An AP50 pilot plant is currently under construction in Saguenay, Quebec, Canada. It will be powered exclusively by hydroelectricity and become a platform for developing future generations of the AP technology suite.

60,000
tonnes per annum initial capacity

AP50 plant under construction

3 Clermont
Energy

The Clermont mine is a major coal development project in Australia. Representing a capital investment of US$1,290 million, it will replace the nearby Blair Athol mine which ceases operations in 2016. Clermont has contracts in place for the supply of thermal coal to Asian customers and is due to start production in mid 2010.

12 million
tonnes per annum

In mine crusher and out of pit stacker

Key development projects Well positioned for growth 1 7 We will grow our business through 2 disciplined capital expenditure. This means 20 18 focusing on opportunities that complement 10 our strategy, and leveraging the expansion potential of our large, long term assets. 13 Read more on our growth projects at www.riotinto.com Project pipeline 1 Diavik, diamonds 2 AP50 pilot plant, aluminium 3 Clermont, thermal coal 4 Yarwun, bauxite 5 Oyu Tolgoi, copper-gold 6 Pilbara, iron ore 7 Kitimat, aluminium 8 Rössing, uranium 9 ERA, uranium 10 KUC, copper-gold-molybdenum 19 11 Escondida, copper 12 Bunder, diamonds 13 Resolution, copper-molybdenum 14 Simandou, iron ore 15 Jadar, lithium-borates 16 Mutamba, ilmenite11 17 Orissa, iron ore Priority exploration projects 18 Tamarack, nickel-copper 19 Amargosa, bauxite 20 Bingham Canyon, copper-molybdenum 1 DiavikiavDia Di D avik vik ik 2 AP AP5 AP50 P50 50 pilo pilot ilot plan p pl plant ant nt 3 C Cle Cl Clermontler ermmoont mon nt Diamonds Dia iam monondnds & Min M Mineralseraralsalsnerne Alumin A Aluminiumlumini niu ium E Enerrgyy Energyergynerg Started as a surface mine in 2003, Diavik Diamonds is Rio Tinto Alcan’s proprietary aluminium The Clermont mine is a major coal development developing into an underground mine. Construction smelting technology is highly energy ef3 cient project in Australia. Representing a capital on the underground project was substantially and is being improved further. An AP50 investment of US$1,290 million, it will replace completed during 2009. First ore is expected during pilot plant is currently under construction in the nearby Blair Athol mine which ceases the first quarter of 2010 with full production expected Saguenay, Quebec, Canada. It will be powered operations in 2016. Clermont has contracts in in 2013. Production from Diavik’s open pit operations exclusively by hydroelectricity and become a place for the supply of thermal coal to Asian will continue until 2012 after which the mine will platform for developing future generations customers and is due to start production in transition to full production from the underground. of the AP technology suite.mid 2010. 5.5 60,00012 million million carats tonnes per annum initial capacity tonnes per annum Diavik underground development AP50 plant under construction In mine crusher and out of pit stacker 12 Rio Tinto 2009 Annual review
12 Rio Tinto 2009 Annual review

15
5
12
14
16
8
9
3
6
4

5 Oyu Tolgoi
Copper

An Investment Agreement with the Government of Mongolia was signed in 2009 to clear the way for development of the giant Oyu Tolgoi copper-gold project. The size of the identified deposits and quality of the ore make this a world class opportunity with significant exploration upside. Production is expected to begin in 2013.

450,000
tonnes per annum

Shaft construction

6 Pilbara
Iron Ore

Three new mines are due to start producing ore by mid 2010: Mesa A in the Robe Valley (Rio Tinto 53 per cent) Brockman 4 and Western Turner Syncline both near Tom Price. Expansion planning was relaunched in 2009 targeting an increased overall Pilbara annual production capacity of 330 million tonnes by 2015.

330 million
tonnes per annum by 2015

Automated driverless haul trucks

13 Resolution
Copper

The deposit is a world class porphyry copper-molybdenum system. A federal land exchange authorised by Congress is required for the project to proceed. It is estimated to be the largest copper deposit in North America, characterised by consistent plus one per cent copper mineralisation over an area of at least two kilometres by 1.5 kilometres.

600,000
tonnes per annum

Headframes above mine shafts

15 5 17 12 14 9 3 16 8 6 4 5 O Oy Oyu u Tol Tolg Tolgoi olgo goi oi 6 Pilb Pilbara ilb bar baara ra a 13 Res R Resolutionutiionlut eso olutio on n Copper Copppeopp per Ir Iroon Ironron n Ore C Co Cop Copp Copperppe per An Investment Agreement with the Three new mines are due to start producing The deposit is a world class porphyry copper-Government of Mongolia was signed in 2009 ore by mid 2010: Mesa A in the Robe Valley molybdenum system. A federal land exchange to clear the way for development of the giant (Rio3Tinto 53 per cent) Brockman 4 and authorised by Congress is required for the Oyu Tolgoi copper-gold project. The size of Western Turner Syncline both near Tom project to proceed. It is estimated to be the the identi3 ed deposits and quality of the Price. Expansion planning was relaunched largest copper deposit in North America, ore make this a world class opportunity with in 2009 targeting an increased overall Pilbara characterised by consistent plus one per cent signi3 cant exploration upside. Production is annual production capacity of 330 million copper mineralisation over an area of at least expected to begin in 2013. tonnes by 2015. two kilometres by 1.5 kilometres. 450,000 330 million600,000 tonnes per annum            tonnes per annum by 2015 tonnes per annum Shaft construction Automated driverless haul trucks Headframes above mine shafts www.riotinto.com 13
www.riotinto.com 13

Sustainable development
At the heart of our strategy

Rio Tinto’s strategy is to invest in large, long term, cost competitive mines and businesses. Our focus on sustainable development provides the framework in which our business operates. This allows us to maintain a highly regarded reputation that ensures ongoing access to people, capital and mineral resources. This in turn helps us to deliver better return for our shareholders, manage risk effectively, reduce environmental impacts, cut operating costs, attract and retain high calibre employees and provide more business opportunities.
Key achievements
•	The way we work, our global code of business conduct, and Speak-OUT, our confidential whistleblowing programme, were revised.

•	Of the electricity we used in 2009, 70 per cent was from low carbon sources, mainly hydro.

•	We achieved a 16 per cent reduction in our all injury frequency rate during 2009.

•	We completed the health, safety and environment (HSE) integration of Rio Tinto Alcan.

•	Rio Tinto remains the largest private sector employer of indigenous Australians.

•	Our new global leadership competency model, Leading at Rio Tinto, was launched.

•	Why gender matters, a resource guide for our Communities work, was published.

•	Our Pandemic Influenza Preparedness Plan was developed and rolled out to manage the swine influenza (H1N1) pandemic.

•	We retained our listing on the FTSE4Good, Dow Jones Sustainability Indexes and Climate Disclosure Leadership Index, and ranked first on the Resources Global Professionals corporate governance survey.
Key priorities
•	Continue to reduce injury rates toward our goal of zero, including zero fatalities.

•	Implement our improved contractor safety management system and our new HSE framework for major project development.

•	Implement our wellbeing strategy to guide development of a global framework for local health and wellbeing programmes.

•	Expand our employee diversity focus to address ethnicity and nationality.

•	Continue engaging on and preparing for evolving energy and greenhouse gas (GHG) emission regulation.

•	Embed our energy use and GHG emissions intensity reduction programmes.

•	Explore ecosystem service values of our non operational landholdings, in particular carbon, water and biodiversity opportunities.

•	Continue to strengthen our management systems by developing and implementing strategies to manage our key sustainable development risks and improve performance.

•	Support our new Group wide health, safety, environment and communities targets.

Goals and targets
We have set 2008 – 2013 targets for a range of sustainable development metrics including:
•	Measuring progress towards our goal of zero injuries and zero fatalities through our all injury frequency rate.

•	Thirty per cent reduction in the rate of new cases of occupational illness.

•	Ten per cent reduction in the rate of employees exposed to an eight hour noise dose of more than 85 decibels.

•	Operations having in place locally appropriate, publicly reported social performance indicators that demonstrate a positive contribution to the economic development of the communities and regions where we work which are consistent with the Millennium Development Goals.

•	Six per cent reduction in total greenhouse gas emissions per unit of production. We are also targeting a further four per cent reduction by 2015, to deliver an overall ten per cent reduction.

•	Six per cent reduction in our freshwater use per tonne of product.
Strategy
Sustainable development is an integral part of the way in which Rio Tinto conducts its business, with leadership coming from the board of directors, the chairman and the chief executive.
Our global code of business conduct, The way we work, reinforces our commitment to integrate sustainable development thinking in the way we make decisions about finding, acquiring, developing, and operating assets around the world.
Sound governance and high standards of conduct are sources of competitive advantage. Environmental performance, community relations, employee wellbeing and transparency are just as important to us as the technical aspects of mining and processing.
Governance systems
The way we work reaffirms our commitment to corporate responsibility. It is supported by the Group policies, standards and guidance notes available on our website, and local laws and voluntary commitments. We build on compliance with these laws and where our policies and procedures are more stringent, we operate to those standards regardless of where our operations are located.
We deliver on these commitments through clear leadership accountabilities and implementing fit for purpose management systems, internal controls and assurance programmes that include monitoring and reporting against relevant metrics. Targets provide direction internally and are used to communicate progress against our aspirations externally.
We are active in promoting transparency and good corporate governance more widely, and support a number of voluntary initiatives designed to counter bribery and corruption, and to promote transparency and human rights. We were a founding supporter of the United Nations Global Compact and through the International Council for Mining and Metals we are a company endorsing member of the Extractive Industries Transparency Initiative.
Richards Bay Minerals concluded its Broad Based Black Economic Empowerment transaction with a consortia of local businesses and community groups during 2009. It is now fully empowered in accordance with the South African Mining Industry Charter five years ahead of the required date in 2014.
We engage with a broad range of organisations and individuals including our employees, investors, governments, communities,

14 Rio Tinto 2009 Annual review

View more about our approach to sustainable development at www.riotinto.com

Materiality assessment
We use a materiality assessment to focus our reporting on our most significant sustainable development impacts.
Our assessment process has been developed in line with the Global Reporting Initiative (GRI) G3 guidance on materiality and completeness. It involves identifying issues affecting our business and its stakeholders, prioritising their importance over the next three years from internal and external perspectives and validating issue prioritisation.
Performance data for our most material sustainable development issues are subject to external assurance.
Omission from the material issues covered in our report does not mean that the issue is not managed by the company.

academia, industry bodies, and civil society groups to help us to identify and manage risks. We are a member of a number of industry associations and of representative bodies including the World Business Council for Sustainable Development, the World Economic Forum and the International Chamber of Commerce.
Integrating our multidisciplinary approach to closure planning in all aspects of our business, from the earliest stages of project development to the decommissioning of facilities, is essential to leave a positive legacy of sustainable development, minimise unforeseen financial impacts and ensure stakeholder expectations are met. Achieving a reputation for positive closure outcomes assists us to gain access for future projects. We work together with our stakeholders to identify preferred sustainable development options for closure and seek endorsement for these options.
Rio Tinto Alcan applied a regional industrial development process during the decommissioning of the Lannemezan and Anglesey smelters. This involved engaging with stakeholders and encouraging new post-closure uses for industrial facilities so as to maintain regional socio-economic benefits.
Social wellbeing
We are committed to providing a safe and healthy workplace for our employees where their rights and dignity are respected. We set out to build enduring relationships with our neighbours that demonstrate mutual respect, active partnership, and long term commitment.
Our goal is to achieve zero injuries and zero fatalities. We strive to create a culture where everyone feels that they can make a difference in an environment where all employees and contractors have the knowledge, competence and desire to work safely.
Regrettably we did not meet our goal of zero fatalities in 2009. Four people were fatally injured while working at Rio Tinto managed operations. We continue to provide support and counselling to the families and workmates who are impacted by these incidents.
Safety during the development of new projects, contractor safety management and aviation safety were areas of particular focus in 2009.
Resolution Copper won the US Department of Labor’s Mine Safety and Health Administration and the National Mining Association Sentinels of Safety Award.
In 2009 we continued to reduce our injury rates and rates of new cases of occupational illness.
Our reported occupational illnesses are mostly related to stress, musculo-skeletal disorders, and noise induced hearing loss. Therefore ongoing reductions will require further improvements in the management of risks posed by manual handling and noise exposure,

www.riotinto.com 15

Sustainable development continued

Aviation safety champions
We have taken an active role in the Flight Safety Foundation, the world’s foremost independent aviation safety organisation and co-championed development of new aviation standards for the global mining and onshore resources industry.
We also support the Australian Royal Flying Doctor Service. The Rio Tinto Life Flight provides a free of charge emergency jet service to patients in need of evacuation when time and distance are critical.

as well as supporting healthy lifestyles through workplace wellbeing programmes. Projects are in development to help businesses more effectively manage these risks.
During 2009 more than 3,000 of our people around the world signed up for our Be Active challenge. A large number of participants reported sustained improvements in levels of activity and perceived wellbeing.
We employ on the basis of job requirements and do not discriminate on grounds of age, ethnic or social origin, gender, sexual orientation, politics, religion or disability. We do not employ forced, bonded or child labour. We focus on diversity internally and externally and actively favour local employment where local candidates meet job requirements and laws allow. Our workforce is aligned with our values, and represents the diverse communities and geographies in which we operate.
Our commitments to local employment are often managed with local people and governments through directly negotiated community benefit agreements.
We remain the largest private sector employer of indigenous Australians.
By understanding our socio-economic interaction with the communities where we operate we optimise benefits and reduce negative impacts for communities and our operations alike. This interaction includes relationships with local suppliers, training and local employment, support for small to medium enterprises, optimal distribution of taxes and royalties, and support for multilateral socio-economic programmes. Infrastructure developed for our mines or processing plants can also greatly benefit local communities and local businesses and governments. We have systems that actively involve communities in decision making processes about issues affecting them.
To enable us to target the delivery of socio-economic programmes reflecting the priorities of local communities, we conduct community baseline, social impact and social risk assessments to identify potential positive and negative impacts of our presence. We use this information along with community input to develop multi-year communities’ plans at each operation.
Together with the local community, we developed and implemented influx and inflation mitigation strategies at our QMM mineral sands mining project in Madagascar.
Environmental stewardship
We continue to proactively manage climate change, water, land stewardship, biodiversity, mineral and non mineral waste, air quality, and closure. These programmes include input from our local communities as well as from experts in these fields, and are supported by our external partnerships with BirdLife, Earthwatch, Fauna & Flora International and Royal Botanic Gardens, Kew.
We accept the urgent need for climate change action and recognise the issue as being one of our greatest challenges and opportunities. Reducing the greenhouse gas emissions intensity of our production is a key performance indicator for the Group and we aim to improve the energy intensity of all our operations. However, embedding new technologies at the development stage of an operation can offer step change improvement opportunities.
We operate in an energy intensive sector and we seek to improve the greenhouse gas emissions over the full life cycle of our products.
We use a significant portfolio of hydro, nuclear and other renewable power sources in our energy mix.
To drive improvement in energy efficiency our businesses have set a range of local energy targets that cover nearly three quarters of the Group’s energy use. We are working to reduce the energy intensity of new projects through demand reduction using asset design and the development of alternative sources of energy supply. We are also currently developing step change technologies for several of our products, including the drained cathode cell for aluminium production. This has the potential to significantly reduce the amount of energy required to make aluminium metal.
For commodities where processing or using our products is energy intensive, we are developing lower emission technologies. Due to global demand, coal is likely to remain a significant source of energy for the foreseeable future. We are therefore investing in developing and commercialising carbon capture and storage (CCS) technology. We continue to sponsor collaborative CCS research and development through our involvement in the CO2CRC’s Otway Basin geosequestration demonstration project in Australia and the Global CCS Institute. We are a joint venture partner with BP in developing the Hydrogen Energy California project.
Where we can influence our customers, we work to develop efficient downstream processes, and our metals and minerals can bring energy and emissions benefits.

16 Rio Tinto 2009 Annual review

View more about our approach to sustainable development at www.riotinto.com

Rio Tinto continues to participate in collaborative efforts to promote effective public policy frameworks to address climate change, including the US Climate Action Partnership and submissions on proposed legislation to governments in Australia, the US, the EU and Canada. A comprehensive programme is under way to prepare the Group for proposed climate change legislation.
Our water strategy provides a framework for addressing water related business risk and improving performance, and we focus on ways to minimise the amount of water we remove from the environment, reuse it whenever we can, and return it to the environment meeting regulatory limits.
We continue to encourage and support the development of business level water strategies aligned with the Rio Tinto water strategy. Water management support is also being provided to new projects to ensure that efficient practices are in place at mine commencement. We engage with governments on emerging water policy and with organisations committed to sustainable water management such as the World Economic Forum.
We manage just over 41,000 square kilometres of land, excluding our exploration leases. In line with leading practice, we aim to rehabilitate land as it comes out of mining use rather than waiting until all operations at the site have ceased.
In 2009 we formalised a programme to explore the threats and opportunities for the Group arising from emerging green markets in biodiversity, carbon, water and other ecosystem services. The outcomes and tools of this work will be applied to our development projects to ensure that we adopt an integrated approach to land management through ecosystem service assessment.
The potential for impact on biodiversity can make our projects potentially sensitive for regulators, local communities, investors, non government organisations and employees. Rio Tinto’s long term success depends on our ability to understand and manage these issues. Our biodiversity strategy was launched in 2004 to provide a framework to do this. A key aspect of the strategy is our goal to have a “net positive impact” on biodiversity.
In 2009 we finalised a methodology for developing biodiversity action plans. This work was completed in collaboration with Fauna & Flora International (FFI). A copy is available on the FFI website
(www.fauna-flora.org).
We are finalising a formal partnership with the IUCN, the world’s largest conservation union, focusing on bilateral capacity building, notably with regard to ecosystem services valuation and emerging green markets.
Economic prosperity
The Group’s continuing financial success is based on its ability to secure access to land, people and capital. We use our expertise to harness these resources, creating prosperity for our shareholders, employees, communities, governments and business partners.
Our direct economic contribution represents an important injection of revenue into the local and regional economies where we operate and includes payments to suppliers and economic value add, which is equivalent to the sum of all labour payments, the taxes and royalties disbursed to governments and others, plus all returns to capital – including interest payments, profits paid out to shareholders, and money retained in the business for future investment and to replace depreciated assets.
We can demonstrate that payments to suppliers constitute a strong additional benefit to the economy, generating employment and creating wealth in other sectors. Our statement of procurement principles is available on our website. Rio Tinto has developed a programme of supplier engagement that includes sustainable development criteria in its contracts.
In 2009, a A$200 million mining contract was awarded to a joint venture between native title holders the Eastern Guruma and mining services company, NRW. The contract to build, mine and transport iron ore from Rio Tinto’s Western Turner Syncline deposit is the first significant mining joint venture for the Eastern Guruma people, and continues the comprehensive Rio Tinto commitment to indigenous contracting in the Pilbara region of Western Australia.
We maintain a programme of developing lifecycle assessments (LCA) for all of our major products, including aluminium, iron ore, copper, coal, uranium, gold and silver. This LCA work is updated regularly and the outputs are key components of our product stewardship strategy. In addition to these company activities, Rio Tinto is also engaged in industry wide stewardship initiatives to support responsible production and help develop leading practices and recognised standards.

An exemplary record
QIT Madagascar Minerals

QIT’s Madagascar mining operation (QMM) won South Africa’s 2009 Nedbank Environmental Award, recognising a company which has made a significant effort in terms of protecting or improving the biophysical environment in which it operates. Picture shows the mine’s plant nursery.

www.riotinto.com 17

Aluminium
Operational highlights

US$ million

Revenue	12,038
Operating cash flow	875
Underlying earnings	(578)
Capital expenditure	1,690
Net operating assets	35,992

Strategy
•	Deliver on our baseline commitments including customer service, sustainable development, and ensuring the safety of our employees.

•	Continue our journey of transformation and deliver on cost improvements.

•	Surpass our synergy target and complete the integration process, which includes accelerating our cultural integration.

•	Protect and enhance our superior growth options while preserving cash.
Achievements
•	A reduction of 22 per cent in the all injury frequency rate from 2008 to 2009.

•	Delivered after tax synergy benefits of US$924 million during 2009 with an annualised sustainable run rate of US$1.1 billion at the end of 2009.

•	Transformational change to both administrative and production costs drove further efficiencies across the entire organisation.

•	Strategically managed sustaining capital expenditure allocations; completed value improvement exercises at major capital project sites to improve long term costs.

•	Adjusted production of bauxite, alumina and aluminium to align with the downturn in market demand.
Key priorities
•	Improve safety performance towards the objective of zero harm.

•	Maintain focus on transformational change to enhance margins, reduce operating costs and optimise efficiencies at all operations worldwide.

•	Continue to align production levels with market requirements.

•	Drive additional value growth initiatives such as capital efficiency projects and research and development programmes.

•	Strategically progress on key projects including the Yarwun 2 expansion project (Australia), Kitimat Modernisation Project, AP50 pilot plant and Shipshaw optimisation (Canada).
Outlook
•	Rio Tinto Alcan remains committed to delivering on operational efficiencies and improving its baseline cost structure.

•	Major cost reduction measures and further aligning production with market demands are expected to position Rio Tinto Alcan to continue to lead the restructured global aluminium industry going forward.

•	To build stronger margins and to ensure a surplus in bauxite and alumina, the group holds the world’s largest bauxite reserves and a competitive position in the alumina sector.

•	Carbon trading and emissions regulations will factor strongly in the coming years, particularly in OECD countries, and the group’s AP technology and clean energy sources are expected to provide advantages in a carbon constrained marketplace.

18 Rio Tinto 2009 Annual review

Copper
Operational highlights

US$ million

Revenue	6,206
Operating cash flow	2,223
Underlying earnings	1,866
Capital expenditure	553
Net operating assets	5,028

Strategy
•	Deliver shareholder value by significantly increasing copper production in the medium term.

•	Be an innovative, disciplined acquirer and developer of value creating assets.

•	Optimise and develop the group’s existing assets.

•	Continue to invest in innovative technologies such as block caving and sulphide leaching to maintain leadership in the mines of the future.

•	Leverage the diverse portfolio of producing and developing mines to adapt to changing economic conditions.
Achievements
•	At Kennecott Utah Copper (KUC), the concentrator set multiple plant production records, including total ore milled and copper in concentrate produced.

•	Also at KUC, the resource development team identified a new copper-molybdenum-gold porphyry system.

•	KUC and Escondida both successfully negotiated new mutually beneficial collective bargaining agreements with their work forces in 2009.

•	A landmark investment agreement with the Government of Mongolia progressed the development of the Oyu Tolgoi project. Rio Tinto increased its stake in Ivanhoe Mines to 19.7 per cent.

•	Kennecott Eagle Minerals successfully addressed certain key legal challenges to its mine permits in the US.
Key priorities
•	Exceed the improved safety performance in 2009 with a focus on embedding process safety risk reviews.

•	Development of the world class Oyu Tolgoi copper-gold deposit in Mongolia.

•	At KUC, progress the molybdenum autoclave project and continue life of mine extension through local drilling programmes.

•	Complete the Northparkes E48 development and ramp up to full production.

•	The Copper Projects function will maintain and maximise options around key projects and pursue opportunities to accelerate the start of production.
Outlook
•	Industry fundamentals support a strong outlook on price, with robust long term demand and supply side constraints.

•	Continued price volatility with upside potential.

•	Industry will be challenged by mines of increasing depth, decreasing grade profiles and increasing exposure to higher risk regions.

•	Gradual transition to underground mines which require higher capital costs and investment in innovative technologies.

www.riotinto.com 19

Diamonds & Minerals
Operational highlights

US$ million

Revenue	2,618
Operating cash flow	528
Underlying earnings	800
Capital expenditure	519
Net operating assets	4,612

Strategy
•	To safely and efficiently maximise shareholder value.

•	To be the preferred supplier of natural rough diamonds, borates, talc and titanium dioxide.

•	To be responsible and transparent in relations with neighbouring communities.

•	To differentiate in the marketplace through superior service and technical support.

•	To continue to invest in growth projects in the existing businesses and seek Tier 1 development opportunities in new mineral sectors.
Key achievements
•	First shipments of ilmenite from QIT Madagascar Minerals (QMM).

•	Broad Based Black Economic Empowerment restructuring completed at Richards Bay Minerals.

•	EBITDA for Rio Tinto Minerals (RTM) maintained at 2008 levels through strong cost reductions and positive pricing despite significantly lower volumes.

•	Licences renewed for Jadar lithium-borate development project in Serbia.

•	Potasio Rio Colorado (PRC) project in Argentina and a second potash project near Regina in Canada sold to Vale for a combined gain of US$797 million, included in underlying earnings.

•	Construction of Diavik Diamonds underground mine in Canada substantially completed.

•	Progressed the Bunder hard rock diamond discovery in India.
•	Business improvement programmes delivered significant cost reductions in response to global economic conditions.
Key priorities
•	Continue to strive for zero harm to people across all operations.

•	Manage production and maximise cash flow in line with global economic recovery.

•	Continue to operate in a responsible and sustainable manner.

•	Continue to differentiate Rio Tinto from other diamond and industrial minerals suppliers by providing superior product quality, supply reliability and customer service.

•	Retain and continue to develop the best people.
Outlook
•	The diverse markets being served by the group’s operations continue to be affected by the health of the global economy.

•	In Diamonds, rough prices are expected to improve during 2010 although this is dependent on the recovery in the US and consumption from emerging markets.

•	Market weakness in the minerals businesses in 2009 is expected to slowly reverse in 2010, with more rapid recovery in Asia and emerging economies.

•	Declines in the housing and automotive sectors will potentially be offset to some degree by government incentive programmes, but will continue to affect sales.

20 Rio Tinto 2009 Annual review

Energy
Operational highlights

US$ million

Revenue	6,709
Operating cash flow	2,576
Underlying earnings	1,420
Capital expenditure	686
Net operating assets	2,538

Strategy
•	The Energy group’s core purpose is to maximise the value it creates for shareholders from supplying the world’s mineable energy needs.

•	The group focuses its resources on excellence in operations; large scale, long life, cost competitive assets.

•	Opportunities for brownfield expansions are being progressed across the business.
Achievements
•	Australian thermal and semi soft coal production of 37.4 million tonnes (Rio Tinto share 23.1 million tonnes) – a five per cent increase on 2008.

•	Record production and sales results throughout the year from many operations.

•	Safety performance improved at most operations.

•	Successful divestment of numerous energy assets in line with the Group divestment strategy.

•	Separation from RTEA and transition to a standalone business in 2009 by Colowyo Coal Company.

•	A milestone achievement of 100 indigenous employees at ERA, representing almost 20 per cent of ERA’s workforce.

•	Continued delivery of operational excellence programmes in all businesses to systematically eliminate waste, reduce process variability, and engage and empower our workforce.
Key priorities
•	Continuing to improve HSE performance, including contractor safety.
•	Maximising free cash flow.

•	Continuing to operate in a responsible and sustainable manner.

•	Timely delivery of current expansion projects.

•	Continuing work with industry, government and infrastructure providers to resolve coal chain bottlenecks and increase export capacities.

•	Positioning the group as the supplier of choice as the global economy recovers.

•	Retaining and continuing to develop the best people.

•	Aligning business growth strategies with climate change and energy strategy.
Outlook
•	Rio Tinto believes the outlook for seaborne coal remains very positive.

•	The supply-demand balance for both thermal and metallurgical coals remains tight and towards the end of 2009 prices were increasing across all types of coal.

•	The rising domestic prices in China have supported the demand for imported coal, while traditional importing markets continue to increase imports in line with a broader economic recovery.

•	A resurgence globally in nuclear power is under way, driven in large part by the need for energy security and baseload electricity generation that minimises emissions of greenhouse gases.

•	Uranium prices are likely to increase if many new uranium projects, which were looking less financially attractive due to the effect of weaker uranium prices, are delayed.

www.riotinto.com 21

Iron Ore
Operational highlights

US$ million

Revenue	12,598
Operating cash flow	7,389
Underlying earnings	4,126
Capital expenditure	2,148
Net operating assets	11,263

Strategy
•	The strategy is to maximise the return to shareholders from iron ore assets worldwide.

•	Focus will remain on reducing costs and building on cash generation initiatives.

•	Increasing or maintaining return from existing assets through brownfield developments where possible, particularly to contribute to sustaining capacity.

•	Advancement of expansions under study to achieve 330 million tonnes per annum capacity in the Pilbara by 2015, within ongoing capital expenditure constraints.

•	Continue detailed planning on integration for implementation of the proposed Pilbara production joint venture with BHP Billiton, as various regulatory approvals are sought.
Achievements
•	Global iron ore production of more than 217 million tonnes (Rio Tinto share 171.5 million tonnes), a 12 per cent increase on 2008.

•	Maintained integrity of operations despite weather and global financial crisis setbacks.

•	Milestone of three billion tonnes exported from Rio Tinto’s operations in the Pilbara.

•	Yandicoogina became the first mine in Australia to record 50 million tonnes annual production.

•	Operations Centre established for remote control of mines, rail and ports.
Key priorities
•	Achieving a proper, expeditious and fair resolution of the case of the four Shanghai marketing colleagues detained by China in July 2009.
•	Building on 2009’s success in removing bottlenecks to achieve sustained production at or above nameplate capacity.

•	Fully extracting benefits from operations integration though advances such as the Operations Centre and improved planning and scheduling.

•	Continuing to improve the business’ safety performance, notwithstanding the escalation of business activity and expansion work.

•	Securing approval for and implementing the proposed production joint venture in the Pilbara with BHP Billiton.

•	Advancing the Orissa, India, and Simandou, Guinea, development projects.
Outlook
•	The outlook for global iron ore remains very positive, with seaborne iron ore trade continuing to expand to meet major Asian demand.

•	Growth fundamentals remain unchanged from before the financial crisis, and continue to be dominated by the rise of China, where urbanisation continues apace.

•	China’s increase in steel intensity is following or exceeding market expectations, and Rio Tinto expects steel consumption to double by 2020. India is expected to follow that same path, though at a less rapid pace.

•	Growth in the more stable markets of Japan, Korea, Taiwan, Western Europe and North America should remain relatively constant.

22 Rio Tinto 2009 Annual review

View more about our Exploration and Technology & Innovation businesses at www.riotinto.com
Exploration
Growth through discovery and acquisition
The purpose of exploration is to add value to the Group by discovering or acquiring resources that can increase future cash flows. Greenfield exploration programmes are prioritised on a global basis so that only the most attractive opportunities are pursued. Investment decisions are driven not by location or choice of commodity, but rather by the quality of each opportunity.
The Exploration group is organised geographically into regional multi-commodity teams, with head offices in London, Salt Lake City and Brisbane.
2009 operating performance
The Exploration group all injury frequency rate has fallen from 0.97 at the end of 2008 to 0.61 at the end of 2009. This improvement has in part come from a reduction in the scope of field activities, but also reflects a focus on reducing injuries through enhanced contractor management.
The Tier 1 greenfield lithium borate deposit at Jadar, Serbia, was transferred to the Diamonds & Minerals Product Group for further evaluation. The Crowsnest coking coal deposit in British Columbia, Canada, was identified as a non core asset and has been prepared for divestment. Options for progressing the Altai Nuurs coking coal deposit in Mongolia continue to be assessed.
In the brownfield environment, the Leisker iron ore deposit in the Pilbara, Australia, was handed over to Rio Tinto Iron Ore. In Utah, US, drilling within 3 km of the Bingham Canyon copper mine identified a new copper-molybdenum-gold porphyry system. Delineation drilling is now under way with numerous other geophysical targets within the Bingham mine orbit to be tested in 2010.
Gross cash expenditure on exploration and evaluation in 2009 was US$514 million. The decrease of US$620 million over 2008 gross expenditure reflects steps taken across the Group to reduce controllable cash costs. Gross expenditures are offset by US$894 million (pre-tax) proceeds from the divestment of exploration properties.
Outlook
The Exploration group will explore for a range of commodities across at least 17 countries in 2010. Continued improvement in commodity demand forecasts will underpin the reactivation of major drilling programmes to advance the Tamarack nickel-copper and Amargosa bauxite projects to decision points in 2010. Focus will also be placed on reinvigorating the early stage target generation and testing required for sustained exploration success.
Divestment of Tier 2 assets will continue where real value can be realised, with a target of 100 per cent of the annual greenfield exploration budget being returned to the Group.

Technology & Innovation
Delivering step change to confer advantage
Technology & Innovation (T&I) consists of a central team of technology professionals and a number of technology centres that develop leading practice and promote Group wide improvements. Emphasis is given to shared and visible measures of operational effectiveness, the improvement of analytical tools and development of staff capabilities.

The centres within T&I include:
•	Innovation Centre – identifies, evaluates and implements value accretive step change mining technologies with Group wide application including continued pursuit of the strategic Mine of the Future™ programme.

•	Energy & Climate Strategy Centre – leads the Group’s response to the challenges of climate change by engaging with governments and other stakeholders on the design of climate policy, develops internal strategies to reduce energy usage and greenhouse gas emissions, and identifies low carbon pathways for the Group’s products.
•	Mineral Technology Services Centre – comprises a central team of technology professionals who partner with business units in delivery of large, measureable increases in earnings and value.

•	Asset Management Centre – focuses on the effective choice, deployment, reliability and performance of the Group’s equipment for mining and processing.

•	Mining Technology Centre – establishes leading practice and develops, shares and implements Group wide solutions in the core mining production processes of surface mining, underground mining, strategic resource development, resource and reserve estimation, orebody knowledge and mine planning.
•	Project Development Centre – provides guidance, support and training for all aspects of capital projects, from pre-feasibility through to execution and commissioning.

•	Technical Risk Evaluation Centre – ensures that Rio Tinto’s investment decisions are based on independent, thorough technical review and evaluation and provides advice on the adequacy of risk identification and mitigation at key points in the project approvals process.

www.riotinto.com 23

Board of directors and executive committee

Leading Rio Tinto into the future

The board of directors is composed of 15 directors, whose expertise cover a broad range of industries and provide an invaluable perspective on Rio Tinto's business.

1

2

3

4

5

6

7

8

9

10

11

12

13

14

15

16

24 Rio Tinto 2009 Annual review

Board of directors and executive committee

The executive committee also proposes fundamental financial and business strategies and corporate actions to the board. The team leads with both experience and expertise.

17

18

19

20

21

22

23

24

Key

Non executive director

Executive director

Executive committee member

Board of directors

1. Jan du Plessis, *BCom, LLB, CA (SA), chairman, age 56*
2. Tom Albanese, *BS (Mineral Economics), MS (Mining Engineering), chief executive, age 52*
3. Sir David Clementi, *MA, MBA, FCA, non executive, age 61*
4. Vivienne Cox, *MA (Oxon), MBA (INSEAD), non executive, age 50*
5. Sir Rod Eddington, *B Eng, M Eng (Western Australia), D Phil (Oxon), non executive, age 60*
6. Guy Elliott, *MA (Oxon), MBA (INSEAD), chief financial officer, age 54*
7. Michael Fitzpatrick, *B Eng (Western Australia), BA (Oxon), non executive, age 57*
8. Yves Fortier, *CC, OQ, QC, LLD, Av Em, non executive, age 74*
9. Ann Godbehere, *FCGA, non executive, age 54*
10. Richard Goodmanson, *MBA, BEc and BCom, B Eng (Civil), non executive, age 62*
11. Andrew Gould, *BA, FCA non executive, age 63*
12. Lord Kerr of Kinlochard, *GCMG, MA, non executive, age 68*
13. David Mayhew, non executive, *age 69*
14. Hon. Paul Tellier, *LL.L, B.Litt (Oxon), LL.D, C.C non executive, age 70*
15. Sam Walsh, *B Com (Melbourne) executive director and chief executive Iron Ore, age 60*
16. Robert Brown, *BSc, non executive, age 65 (Robert Brown's appointment will become effective on 1 April 2010*

Executive committee members

17. Hugo Bague, *MA (Linguistics), group executive People and Organisation, age 49*
18. Preston Chiaro, *BSc (Hons) (Environmental Engineering), MEng (Environmental Engineering), group executive Technology & Innovation, age 56*
19. Bret Clayton, *BA (Accounting), group executive, Business Support & Operations, age 48*
20. Jacynthe Côté, *BChem, chief executive, Rio Tinto Alcan, age 52*
21. Andrew Harding, *BEng (Mining Engineering), MBA (Business Administration), chief executive, Copper, age 43*
22. Harry Kenyon-Slaney, *BSc (Hons) (Geology), chief executive, Diamonds & Minerals, age 49*
23. Doug Ritchie, LLB, FAusIMM, FAICD, *chief executive, Energy, age 53*
24. Debra Valentine, *BA (History), JD (Yale Law), group executive, Legal & External Affairs, age 56*

Company secretaries

Ben Mathews, BA (Hons), FCIS, *company secretary Rio Tinto plc, age 43*

Stephen Consedine, B Bus, CPA, *company secretary Rio Tinto Limited, age 48*

View more about our board of directors and executive committee at www.riotinto.com

www.riotinto.com 25

Summary governance and remuneration report
The directors’ report and corporate governance statement are set out in the 2009 Annual report which can be found on the Company’s website.
Principal activities and review of business
Rio Tinto is a leading international business involved in each stage of metal and mineral production including the production of aluminium, copper, diamonds, coal, iron ore, uranium, gold and industrial minerals. Details of the Group’s activities and performance for the year and future objectives are set out in the chairman and chief executive’s statements and the section entitled Key development projects.
Dividends
Further to the rights issue described in the chief financial officer’s review on page 9, the Group did not pay an interim dividend for 2009. The final and total dividend for 2009 will be US 45 cents. The final dividends payable to shareholders of 28.84 pence or 51.56 Australian cents per share will be paid on 1 April 2010.
Corporate governance statement
The boards of Rio Tinto firmly believe that high standards of corporate governance form an essential underpinning to the delivery of Rio Tinto’s core objective: to maximise total return to shareholders through a strategy of investing in and operating large, long term, cost competitive mines and businesses driven not by choice of commodity but rather by the quality of each opportunity.
Rio Tinto is a dual listed company but structured as a single economic entity. It has adopted a unified approach to corporate governance to comply with the regulatory obligations associated with its three main stock exchange listings in the UK, Australia and the US.
Compliance statements
Throughout the year the Company has fully complied with both the provisions set out in Section 1 of the Combined Code on Corporate Governance, published by the UK Financial Reporting Council (the Code) and the Australian Securities Exchange (ASX) Corporate Governance Principles and Recommendations 2nd edition.
Rio Tinto plc, as a foreign issuer with American Depositary Shares listed on the New York Stock Exchange (NYSE), is obliged by the NYSE Standards to disclose any significant ways in which its practises of corporate governance differ from the NYSE standards.
The Company has reviewed the NYSE standards and believes that its practises are broadly consistent with them with one exception. The NYSE Standards state that companies must have a nominating / corporate governance committee composed entirely of independent directors, with written terms of reference which, in addition to identifying individuals qualified to become board members, develops and recommends to the board a set of corporate governance principles applicable to the Company. Rio Tinto has a Nominations committee which does not develop corporate governance principles for the board’s approval. The board itself performs this task and approves the Group’s overall system of governance and internal controls.
Board
Rio Tinto plc and Rio Tinto Limited have a common board of directors. The board is responsible for the success of the Group and is accountable to shareholders for the performance of the business.
Membership
The board currently consists of 15 directors: the chairman, three executive directors and 11 non executive directors, of whom ten are deemed independent. Brief details of the directors are listed on pages 24 and 25 of the Annual review with full details available either in the Annual report or on the Company’s website. All of the directors were in office throughout the year apart from Sam Walsh, who joined the board on 5 June 2009 as executive director and Ann Godbehere who was appointed a non executive director on 9 February 2010. Robert Brown will also join the board as a non executive director with effect from 1 April 2010.
Sam Walsh, Ann Godbehere and Robert Brown will stand for election at the 2010 annual general meetings while Guy Elliott, Mike Fitzpatrick and Lord Kerr are due to retire by rotation and, being eligible, will offer themselves for re-election. Sir David Clementi and David Mayhew will retire as directors at the conclusion of the 2010 annual general meetings. The board will then comprise 14 directors, of whom ten will be independent non executive directors.
Role and responsibilities
The principal role of the board is to set the Group’s core objective and to regularly review its strategic direction. In doing this, the board also has responsibility for the establishment and maintenance of effective standards of corporate governance across the Group and oversees management’s control and accountability framework. A formal schedule of matters specifically reserved for decision or consideration by the board as a whole has been agreed by the directors. This schedule covers areas such as the Group’s strategy, major
Members of the board committees
investments and acquisitions and is available on the corporate governance section of the website.
In line with its principal role, the board is ultimately accountable to Rio Tinto’s shareholders for the performance of the business. Responsibility for day to day management of the business is undertaken through delegated authority and rests with the chief executive who in turn has established an executive team, the Executive committee, with authorities delegated to individual executives within an agreed financial control framework. Their details are listed on pages 24 and 25 with full details available in either the Annual Report or on the Company’s website.
The board meets regularly in order to effectively conduct its business. In 2009, there were eight scheduled board meetings and eight board meetings convened and held at short notice. The number of meetings held in 2009 is a refiection of the considerable corporate activity of the board during the year, particularly in relation to merger and acquisition matters, including the proposed Western Australian Iron Ore joint venture and the recapitalisation of the Group’s balance sheet.
Board committees
Rio Tinto has five board committees: the Audit committee, Remuneration committee, Nominations committee, the Committee on social and environmental accountability and the Chairman’s committee. Each committee plays a key role in helping the board ensure that high standards of corporate governance are maintained throughout the Group. Each committee is governed by terms of reference which are reviewed annually by the committees and the board to ensure they continue to meet requirements and be at the forefront of best practice. The current terms of reference can be viewed in the corporate governance section of the website.

Committee on social
	Remuneration	and environmental	Nominations
Audit committee	committee	accountability	committee	Chairman’s committee

Sir David Clementi (chairman)	Andrew Gould (chairman)	Richard Goodmanson (chairman)	Jan du Plessis (chairman)	Jan du Plessis (chairman)

Vivienne Cox	Sir David Clementi	Sir Rod Eddington	All non executive directors	Tom Albanese

Michael Fitzpatrick	Michael Fitzpatrick	Yves Fortier		Guy Elliott

Ann Godbehere (chairman designate)	Richard Goodmanson	Lord Kerr

Lord Kerr	Paul Tellier

Paul Tellier

26 Rio Tinto 2009 Annual review

Board performance evaluation
Each year, the board undertakes a process to evaluate its effectiveness and that of the board committees and individual directors. Each non executive director’s performance is appraised personally by the chairman, and, in a meeting chaired by the senior independent non executive director, the non executive directors assess the chairman’s performance, taking into consideration the views of executive colleagues. For 2009, the board and board committee evaluation process took the form of a detailed questionnaire circulated to all members of the board. The board questionnaire invited comments on a number of key areas, including board dynamics, board capability, board process, board structure, corporate governance, strategic clarity and alignment, and the performance of individual committees and directors. The results of the questionnaire formed the basis of discussions led by the chairman with each individual director which also provided the chairman with an opportunity to provide feedback on their individual performance. Following the conclusion of this exercise, the board held a dedicated session at one of its scheduled meetings to discuss the output from its performance evaluation and to agree a number of actions.
For the board committees, a similar questionnaire was produced in agreement with the committee chairman and was circulated to each committee member and regular attendees. The questionnaire invited comments on a number of areas, including the role and responsibilities of the committee, its organisation and effectiveness and the qualifications of its members. The results of the questionnaires were presented for discussion and debate at meetings of the Audit and Remuneration committees and the Committee on social and environmental accountability. Actions were agreed from this process and are in the course of being implemented.
In respect of the chairman’s own performance evaluation, the senior independent director discussed and agreed with the other non executive directors that no individual performance evaluation of the chairman would be undertaken for the period since his appointment to that role on 20 April 2009. Such an evaluation will be undertaken in 2010.
Risk management
The directors recognise that creating shareholder return is the reward for taking and accepting risk. The directors have established a process for identifying, evaluating and managing the material business risks faced by the Group. Some of the risks that could affect Rio Tinto include:
•	Uncertainty over commodity prices and demand for the Group’s products;
•	Continued growth in demand for the Group’s products in China which could be affected by future developments in that country;
•	Exposure to fluctuations in exchange rates;

•	Political, legal and commercial instability or community disputes in the countries and territories in which the Group operates;
•	Business and growth prospects may be negatively affected by reductions in the Group’s capital expenditure programme;
•	Exploration and development of new projects might be unsuccessful, expenditure may not be fully recovered and depleted ore reserves may not be replaced.
These and other possible risks to the Group are identified in more detail in the Principal risks and uncertainties section of the Annual report and are available on our website.
Risk management policies and approach
Rio Tinto recognises that risk is an integral and unavoidable component of the business, and that it is characterised by both threat and opportunity. The Group fosters a risk aware corporate culture in all decision making, and is committed to managing all risk in a proactive and effective manner through competent risk management. To support this commitment, risk is analysed in order to inform the management decisions taken at all levels within the organisation. The principles of the risk analysis and management process are set out in the Risk policy and standard which is in the corporate governance section of the website.
Roles and responsibilities
The Risk policy and standard is supported by an integrated framework of risk governance and reporting specifying how the Group organises the handling of risk. Together with the policy, the supporting roles and infrastructure, the framework makes up the complete Rio Tinto approach to risk analysis and management.

The directors are responsible for the Group’s system of internal controls and for reviewing annually its effectiveness in providing shareholders with a return on their investments that is consistent with a responsible assessment and mitigation of risks. The directors confirm that they have completed their annual review and assessment for 2009.
Internal risk controls systems
Two of the Group’s management committees, the Executive committee and the Disclosure and procedures committee regularly review reports related to the Group’s control framework. Each year, the leaders of the Group’s businesses and administrative offices complete an internal control questionnaire that seeks to confirm that adequate internal controls are in place, are operating effectively and are designed to capture and evaluate failings and weaknesses, if any exist, and take prompt action, as appropriate. Once reviewed by the Executive committee, the results of this process are presented to the Audit committee and board as a further part of their review of the Group’s internal controls. Assurance functions, including internal auditors and sustainable development auditors, perform reviews of their integrity and effectiveness of control activities and provide regular written and oral reports to directors and management committees.
Financial reporting
Internal control
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed under the supervision of the chief executive and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of the Group’s published financial statements for external reporting purposes in accordance with IFRS.
Because of its inherent limitations, internal control over financial reporting cannot provide absolute assurance, and may not prevent or detect all misstatements whether caused by error or fraud, if any, within each of Rio Tinto plc and Rio Tinto Limited.

www.riotinto.com 27

Summary governance and remuneration report continued
Executives’ remuneration
Remuneration policy
During 2009, Rio Tinto undertook a comprehensive review of its short term incentive plan and the performance condition for the performance share plan. During the process, the Company consulted with shareholders in making changes to remuneration arrangements to enhance alignment with business strategy and shareholder value creation over the short, medium and long term and to be market competitive. Rio Tinto will review its long term incentive plan during 2010.
Offering remuneration which is appropriately competitive is an important part of Rio Tinto’s remuneration policy. Rio Tinto’s primary comparator market, for executives, is the median remuneration offered by other large global organisations as represented by the FTSE 30 (excluding financial services). Consideration is also given to remuneration practices in the local market where each role is based.
The following table provides details of the operation of the current remuneration arrangements and details of how these will operate from 2010 onwards.

	Objective of component		2009 policy		2010 onwards

Salary (fixed)	• •	Provides the fixed element of the remuneration package Target median of international companies of similar size, global reach and complexity including other large natural resource companies	•	Salaries frozen since March 2008	•	Salaries will remain frozen in 2010 for executives

Short-term incentive plan (“STIP”) (at risk)	•	Focuses participants on achieving calendar year performance goals which contribute to sustainable shareholder value	• • •	Maximum STIP opportunity of 120 per cent of salary and 60 per cent of salary awarded for target performance
Payable wholly in cash
Performance targets include earnings, cash flow, safety and individual performance objectives	• • •	Maximum STIP opportunity of 200 per cent of salary with 50 per cent payable in cash and 50 per cent delivered in shares (generally subject to continued employment) deferred for a three year period
Increased focus on financial (earnings and cash flow) targets
Safety continues to be an integral part of the STIP framework

Performance Options – Share Option Plan (“SOP”) (at risk)	•	Rewards participants for increasing the share price and delivering strong TSR performance against other companies	• • •	Market value share options vest based on TSR performance against the HSBC Global Mining Index as at 31 December of the third year after grant
Target (and maximum) face value of 300 per cent of salary
				Before awards vest the Committee must also satisfy itself that TSR performance is an appropriate refiection of the underlying performance of the business and can adjust vesting accordingly	• •	No changes Whilst options will be granted to members of the executive committee in 2010, the longer-term use of the SOP will be reviewed in the context of changing tax legislation in Australia

Performance Shares – Mining Companies Comparative Plan (“MCCP”) (at risk)	•	Rewards participants for increasing the share price and delivering strong TSR performance against other companies	• • • • •	Conditional share awards vest based on TSR ranking against a bespoke comparator group of eight other mining companies as at 31 December of the fourth year after grant
Target award equal to face value of 200 per cent of base salary
150 per cent of target award vesting for being ranked first (ie A maximum award of 300 per cent of base salary)
23 per cent of the maximum potential award vests for median performance
Before awards vest the Committee must also satisfy itself that TSR performance is an appropriate refiection of the underlying performance of the business and can adjust vesting accordingly	• • • • • •	No changes to the length of the performance period or the overall individual/plan limits
Performance measures amended to:
•      50 per cent – performance relative to the HSBC Global Mining Index
•      50 per cent – performance relative to the Morgan Stanley Capital World Index (MSCI)
150 per cent of target award vesting for outperformance of the relevant index by eight per cent per annum (top quartile)
23 per cent of the maximum potential award vest for index performance
Zero per cent vesting below Index
Before awards vest the committee must also satisfy itself that TSR performance is an appropriate refiection of the underlying performance of the business and can adjust vesting accordingly

Service Awards Management Share Plan (“MSP”) (usually service based)	•	Enhance the Group’s ability to attract and retain key staff in an increasingly tight and competitive labour market	• •	Executive directors and product group chief executive officers (PGCEOs) are not eligible to participate in awards under this plan as a regular component of remuneration. Special awards, if any, will generally have performance conditions
				Shares to satisfy the awards are purchased in the market and no new shares are issued to satisfy awards	•	MSP awards granted to Group executives will be subject to performance criteria, other than in exceptional circumstances (eg recruitment)

Post Employment Benefits (fixed)	•	Provides locally competitive post-employment benefits for participants in a cost efficient manner	•	Post employment benefit arrangements offered	•	No change

Shareholding requirement	•	Provides alignment with shareholders interests	•	Two times salary over a five year period for executive directors and PGCEOs	•	Requirement extended to the Executive committee

28 Rio Tinto 2009 Annual report

Executives’ remuneration

					Long term
		Short term benefits			benefits	Post employment benefits[6]
					Value of		Other post			Gains on
				Other	share based	Pension and	employment	Termination	Total	exercise of	Value of
Stated in US$’000[1]		Base salary	Cash bonus[2][2]	benefits[3,4]	awards[5]	superannuation	benefits	benefits	remuneration	share options	vested LTIP

Executive directors

Tom Albanese	2009	1,421	947	331	5,284	1,056	–	–	9,039	–	1,162
Guy Elliott	2009	1,057	888	192	3,680	389	–	–	6,206	17	1,050
Dick Evans	2009	1,500	5,491	422	6,356	342	–	–	14,111	–	–
Sam Walsh	2009	1,167	1,170	91	3,517	313	–	–	6,258	3	880

Other key management personnel

Hugo Bague	2009	564	752	349	821	41	–	–	2,527	–	495
Preston Chiaro	2009	725	390	575	2,941	218	–	–	4,849	(2)	882
Bret Clayton	2009	700	534	444	2,015	129	1	–	3,823	–	381
Jacynthe Côté	2009	813	2,226	27	1,778	364	3	–	5,211	–	294
Andrew Harding	2009	421	596	298	671	67	–	–	2,053	–	297
Keith Johnson	2009	383	287	97	3,031	158	–	1,357	5,313	–	–
Harry Kenyon-Slaney	2009	418	362	138	692	88	–	–	1,698	–	355
Doug Ritchie	2009	581	986	25	1,163	164	–	–	2,919	–	487
Grant Thorne	2009	728	593	5	1,750	188	–	–	3,264	736	–
Debra Valentine	2009	570	468	543	777	163	8	–	2,529	–	–

Total	2009	11,048	15,690	3,537	34,476	3,680	12	1,357	69,800	754	6,283

Notes to executives’ remuneration
1.	The total remuneration is reported in US dollars. The amounts can be converted into sterling at the rate of US$1 = £0.6389, into Australian dollars at the rate of US$1 = A$1.2637 or alternatively into Canadian dollars at the rate of US$1 = C$1.13740, each being the average exchange rate for 2009. The annual cash bonus is payable under the STIP and this may be converted at the 2009 year end exchange rate of US$1 = £0.6222 to ascertain the sterling equivalent, US$1 = A$1.1179 to calculate the Australian dollar value or alternatively, US$1=C$1.0546 to calculate the Canadian dollar value.
2.	‘Cash bonus’ includes STIP and other special one-off bonuses.
3.	‘Other cash based benefits’ include cash in lieu of a car and fuel and cash in lieu of holiday.
4.	‘Non monetary benefits’ for executives include healthcare, the provision of company provided transport, flexible perquisites and secondment costs comprising housing, education, professional advice, tax equalisation and relocation payments made to and on behalf of executives living outside their home country.
5.	The value of share based awards has been determined in accordance with the recognition and measurement requirements of IFRS2 “Share-based Payment”. The fair value of awards granted under the Share Option Plan (SOP), the Management Share Plan (MSP), the Bonus Deferral Plan (BDP) and the Share Savings Plan (SSP) have been calculated at their dates of grant using an independent lattice-based option valuation model provided by external consultants, Lane Clark and Peacock LLP. Some of these awards will be settled in cash, rather than the transfer of shares, and so the fair value of these cash settled awards has been calculated based on Rio Tinto’s share price at 31 December 2009. The fair value of awards granted under the Mining Companies Comparative Plan (the MCCP) has been calculated using a Monte Carlo valuation model based on the market price of shares and their relative TSR performance at
31 December 2009. Over 2009, the increase in Rio Tinto’s share price, has led to a significant increase in the value attached to the MCCP under the IFRS2 accounting standard. Further details of the valuation methods and assumptions used for these awards are included in note 49 (Share Based Payments) in the 2009 financial statements. The fair value of other share based awards is measured at the purchase cost of the shares from the market.
6.	The costs shown for defined benefit pension plans and post retirement medical benefits are the service costs attributable to the individual, calculated in accordance with IAS19.

Non executive directors’ remuneration

		Short term benefits
			Other	Non
			cash based	monetary	Total
Stated in US$’000[1]		Fees	benefits[2]	benefits[3]	remuneration[4]

Chairman

Jan du Plessis	2009	808	–	37	845

Non executive directors

Sir David Clementi	2009	172	9	–	181
Vivienne Cox	2009	133	9	–	142
Sir Rod Eddington	2009	143	29	–	172
Michael Fitzpatrick	2009	162	29	–	191
Yves Fortier	2009	133	22	–	155
Richard Goodmanson	2009	157	13	6	176
Andrew Gould	2009	200	–	–	200
Lord Kerr	2009	168	9	–	177
Jim Leng	2009	37	–	13	50
David Mayhew	2009	197	–	–	197
Paul Skinner	2009	584	14	82	680
Paul Tellier	2009	149	22	–	171

Total	2009	3,043	156	138	3,337

Notes to non executive directors’ remuneration
1.	The total remuneration is reported in US dollars. The amounts can be converted into sterling at the rate of US$1 = £0.6389 or alternatively into Australian dollars at the rate of US$1 = A$1.2637, each being the average exchange rate for 2009.
2.	The ‘Other cash based benefits’ for non executive directors comprise overseas meeting allowances.
3.	‘Non monetary benefits’ include for Jim Leng the cost of accompanied travel in 2009. For Richard Goodmanson, it includes the value of professional advice received. For Paul Skinner and Jan du Plessis, it includes the value of company provided transport and medical insurance premiums. The value of a retirement gift is also included for Paul Skinner. Rio Tinto plc provides accident cover for non executive directors; the total premium paid in 2009 was US$6,418.
4.	Represents short term benefits total required under the UK Companies Act 2006 and total remuneration under the Australian Corporations Act 2001 and applicable accounting standards.
Performance of Rio Tinto
The Companies’ share prices showed strong improvement in 2009 as a result of Rio Tinto’s cost containment measures, completion of divestments and the strengthening of the balance sheet.
The graph illustrates the performance of the Group against the FTSE 100, the ASX All Ordinaries Index, and the HSBC Global Mining Index. These indexes have been chosen as they represent major markets and the mining sector in which the Group competes for investors.

www.riotinto.com 29

Performance highlights
Five year summary

All injury frequency rate
Per 200,000 hours worked

- Rio Tinto
- Rio Tinto including former Alcan

KPI

1.35
1.10
1.21
0.98
0.82
05
06
07
08
09

Capital expenditure[(a)] (US$m)

KPI

2,554
3,988
4,968
8,488
5,356
05
06
07
08
09

Underlying earnings[(a)(b)] (US$m)

KPI

4,955
7,338
7,443
10,303
6,298
05
06
07
08
09

Greenhouse gas emissions intensity
Indexed relative to 2008

- Group intensity (excluding former Alcan)
- Group intensity (including former Alcan)

KPI

109.4
110.8
110.2
113.1
100.0
92.5
05
06
07
08
09

Operating cash flows[(a)] (US$m)

- Dividends from jointly controlled entities and associates
- Cash flows from consolidated operations

KPI

8,031
7,431
10,923
9,196
12,569
10,805
20,668
19,195
13,834
13,224
05
06
07
08
09

Total shareholder return (%)

KPI

78.5
7.5
92.7
(71.5)
172.5
05
06
07
08
09

Net debt (US$m)

KPI

1,313
2,437
45,191
38,672
18,861
05
06
07
08
09

Gross sales revenue[(a)] (US$m)

- Share of equity accounted units sales revenue
- Consolidated sales revenue

20,742
19,033
25,440
22,465
33,518
29,700
58,065
54,264
44,036
41,825
05
06
07
08
09

Underlying earnings per share[(a)(b)] (US cents)

297.03
450.05
473.21
656.21
357.1
05
06
07
08
09

EBITDA[(a)] (US$m)

9,743
12,566
13,611
23,870
14,471
05
06
07
08
09

Profit for the year[(a)] (US$m)

5,498
7,867
7,746
4,609
5,335
05
06
07
08
09

Net debt: total capital[(a)] (%)

7.7
11.2
63.2
63.3
29.1
05
06
07
08
09

Notes

(a)	The accounting information in these charts is drawn up in accordance with EU IFRS.
(b)	Underlying earnings is the key financial performance indicator which management use internally to assess performance. It is presented here as an additional measure of earnings to provide greater understanding of the underlying business performance of the Group’s operations. Items excluded from net earnings to arrive at underlying earnings are explained in note 2 to the 2009 Financial statements. Both net earnings and underlying earnings deal with amounts attributable to equity shareholders of Rio Tinto. However, EU IFRS requires that the profit for the year reported in the income statement should also include earnings attributable to outside shareholders in subsidiaries.
30 Rio Tinto 2009 Annual review

Summary financial statements
These Summary financial statements have been extracted from the Financial statements, which have been reported on by the auditors, and which will be filed with the United Kingdom Registrar of Companies and the Australian Securities and Investments Commission. The auditors’ report of the Financial statements is unqualified and does not contain a statement under either S237(2) or S237(3) of the UK Companies Act 1985. The Summary financial statements do not contain sufficient information to allow as full an understanding of the results and affairs of the Group and parent companies as is provided in the Financial statements. Copies of the 2009 Annual report may be obtained from the addresses shown on the outside back cover.
Summary income statement
Years ended 31 December

	2009	2008
	US$m	US$m

Gross sales revenue (including share of equity accounted units)	44,036	58,065

Continuing operations
Consolidated sales revenue	41,825	54,264
Net operating costs (excluding items shown separately)	(33,818)	(37,641)
Impairment charges	(1,573)	(8,015)
Profits on disposal of interests in businesses	692	2,231
Exploration and evaluation costs	(514)	(1,134)
Profits on disposal of interests in undeveloped projects	894	489

Operating profit	7,506	10,194
Share of profit after tax of equity accounted units	786	1,039

Profit before finance items and taxation	8,292	11,233
Finance items	(432)	(2,055)

Profit before taxation	7,860	9,178
Taxation	(2,076)	(3,742)

Profit from continuing operations	5,784	5,436
Loss after tax from discontinued operations	(449)	(827)

Profit for the year	5,335	4,609

– attributable to outside equity shareholders	463	933
– attributable to equity shareholders of Rio Tinto (Net earnings)	4,872	3,676

Basic earnings/(loss) per share (2008 restated)
Profit from continuing operations	301.7c	286.8c
Loss from discontinued operations	(25.5c )	(52.7c )

Profit for the year	276.2c	234.1c

Diluted earnings/(loss) per share (2008 restated)
Profit from continuing operations	300.7c	285.5c
Loss from discontinued operations	(25.4c )	(52.4c )

Profit for the year	275.3c	233.1c

Dividends paid during the year (US$m)	876	1,933
Dividends per share: paid during the year (2008 restated)	55.6c	124.3c
Dividends per share: proposed in the announcement of the results for the year (2008 restated)	45.0c	55.6c

Summary statement of comprehensive income
Years ended 31 December

	2009			2008
	Attributable to			Attributable to
	shareholders of Rio	Outside interests		shareholders of Rio	Outside interests
	Tinto US$m	US$m	Total US$m	Tinto US$m	US$m	Total US$m

Profit after tax for the year	4,872	463	5,335	3,676	933	4,609

Other comprehensive income
Currency translation adjustments	3,719	429	4,148	(4,385)	(411)	(4,796)
Cash flow hedge fair value (losses)/gains	(194)	(74)	(268)	273	113	386
Gains/(losses) on available for sale securities	354	1	355	(174)	(1)	(175)
Actuarial (losses)/gains on post retirement benefit plans	(847)	3	(844)	(1,294)	(20)	(1,314)
Share of other comprehensive income/(expense) of equity accounted units	368	–	368	(283)	–	(283)
Tax relating to components of other comprehensive income	297	24	321	280	(36)	244

Other comprehensive income/(expense) for the year, net of tax	3,697	383	4,080	(5,583)	(355)	(5,938)

Total comprehensive income/(expense) for the year	8,569	846	9,415	(1,907)	578	(1,329)

www.riotinto.com 31

Summary financial statements continued
Summary statement of financial position
At 31 December

	2009	2008
	US$m	US$m

Non-current assets
Goodwill	14,268	14,296
Intangible assets	5,730	6,285
Property, plant and equipment	45,803	41,753
Investments in equity accounted units	6,735	5,053
Loans to equity accounted units	170	264
Inventories	284	166
Trade and other receivables	1,375	1,111
Deferred tax assets	2,231	1,367
Tax recoverable	85	220
Other financial assets	841	666

	77,522	71,181
Current assets
Inventories	4,889	5,607
Trade and other receivables	4,447	5,401
Loans to equity accounted units	168	251
Tax recoverable	501	406
Other financial assets	694	264
Cash and cash equivalents	4,233	1,181

	14,932	13,110
Assets of disposal groups held for sale	4,782	5,325

Total assets	97,236	89,616

Current liabilities
Bank overdrafts repayable on demand	(91)	(147)
Borrowings	(756)	(9,887)
Trade and other payables	(5,759)	(7,197)
Other financial liabilities	(412)	(480)
Tax payable	(1,329)	(1,442)
Provisions	(1,182)	(826)

	(9,529)	(19,979)

Non-current liabilities
Borrowings	(22,155)	(29,724)
Trade and other payables	(591)	(452)
Other financial liabilities	(601)	(268)
Tax payable	(299)	(450)
Deferred tax liabilities	(4,304)	(4,054)
Provision for post retirement benefits	(4,993)	(3,601)
Other provisions	(7,519)	(6,506)

	(40,462)	(45,055)
Liabilities of disposal groups held for sale	(1,320)	(2,121)

Total liabilities	(51,311)	(67,155)

Net assets	45,925	22,461

Capital and reserves
Share capital	5,170	1,121
Reserves	38,661	19,517

Equity attributable to Rio Tinto shareholders	43,831	20,638
Attributable to outside equity shareholders	2,094	1,823

Total equity	45,925	22,461

Jan du Plessis	Tom Albanese	Guy Elliott
Chairman	Chief executive	Chief financial officer
5 March 2010	5 March 2010	5 March 2010
32 Rio Tinto 2009 Annual review

Independent auditors’ statement to the members
of Rio Tinto plc and Rio Tinto Limited
We have examined the Summary financial statements of the Rio Tinto Group which comprise the Summary income statement, the Summary statement of comprehensive income, the Summary statement of financial position and the Executives’ remuneration information on pages 28 and 29, within the accompanying 2009 Annual review (the Summary financial information).
Respective responsibilities of directors and auditors
The directors are responsible for preparing the 2009 Annual review in accordance with applicable law.
Our responsibility is to report to you our opinion on the consistency of the Summary financial information within the 2009 Annual review with the 2009 Annual report and its compliance with the relevant requirements of Section 428 of the United Kingdom Companies Act 2006 and Section 314 of the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission order dated 27 January 2006 (as amended on 22 December 2006), and the regulations made thereunder.
We also read the other information contained in the 2009 Annual review and consider the implications for our statement if we become aware of any apparent misstatements or material inconsistencies with the Summary financial information. The other information comprises the items on pages 1 to 27.
This statement, including the opinion, has been prepared for and only for each company’s members as a body in accordance with Section 428 of the United Kingdom Companies Act 2006 (in respect of Rio Tinto plc) and Section 314 of the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission order dated 27 January 2006 (as amended on 22 December 2006) (in respect of Rio Tinto Limited) and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Basis of opinion
We conducted our work in accordance with Bulletin 2008/3 issued by the Auditing Practices Board for use in the United Kingdom. Our report on the Rio Tinto Group’s 2009 Annual report describes the basis of our audit opinions on those financial statements, and the Directors’ report and the Remuneration report.
Opinion
In our opinion the Summary financial information is consistent with the 2009 Annual report of the Rio Tinto Group for the year ended 31 December 2009 and complies with the applicable requirements of Section 428 of the United Kingdom Companies Act 2006 and Section 314 of the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission order dated 27 January 2006 (as amended on 22 December 2006), and the regulations made thereunder.
PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
5 March 2010
In respect of the members of
Rio Tinto plc
PricewaterhouseCoopers
Chartered Accountants
Brisbane
5 March 2010
Robert Hubbard
Partner
In respect of the members of
Rio Tinto Limited
Liability limited by a scheme approved
under Professional Standards
Legislation

Financial calendar

2010

14 January	Fourth quarter 2009 operations review

11 February	Announcement of results for 2009

24 February	Rio Tinto plc and Rio Tinto Limited shares and Rio Tinto plc ADRs quoted “ex-dividend” for 2009 final dividend

26 February	Record date for 2009 final dividend for Rio Tinto plc shares and ADRs

2 March	Record date for 2009 final dividend for Rio Tinto Limited shares

11 March	Plan notice date for election under the dividend reinvestment plan for the 2009 final dividend

1 April	Payment date for 2009 final dividend to holders of Ordinary shares and ADRs

15 April	Annual general meeting for Rio Tinto plc

15 April	First quarter 2010 operations review

22 April	Annual general meeting for Rio Tinto Limited

14 July	Second quarter 2010 operations review

5 August	Announcement of half year results for 2010

11 August	Rio Tinto plc and Rio Tinto Limited shares and Rio Tinto plc ADRs quoted “ex-dividend” for 2010 interim dividend

13 August	Record date for 2010 interim dividend for Rio Tinto plc shares and ADRs

17 August	Record date for 2010 interim dividend for Rio Tinto Limited shares

18 August	Plan notice date for election under the dividend reinvestment plan for the 2010 interim dividend

9 September	Payment date for 2010 interim dividend to holders of Ordinary shares and ADRs

14 October	Third quarter 2010 operations review

2011

January	Fourth quarter 2010 operations review

February	Announcement of results for 2010

Useful information and contacts
Registered offices
Rio Tinto plc
2 Eastbourne Terrace
London
W2 6LG
Registered in England No. 719885
Telephone: +44 (0) 20 7781 2000
Facsimile: +44 (0) 20 7781 1800
Website: www.riotinto.com
Rio Tinto Limited
Level 33
120 Collins Street
Melbourne
Victoria 3000
ABN 96 004 458 404
Telephone: +61 (0) 3 9283 3333
Facsimile: +61 (0) 3 9283 3707
Website: www.riotinto.com
Shareholders
Please contact the respective registrar if you
have any queries about your shareholding.
Rio Tinto plc
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZY
Telephone: +44 (0) 870 703 6364
Facsimile: +44 (0) 870 703 6119
UK residents only, Freephone: 0800 435021
Website: www.computershare.com
Investor Centre
To find out more about Investor Centre, go to
www.investorcentre.co.uk/riotinto
Rio Tinto Limited
Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne
Victoria 3001
Telephone: +61 (0) 3 9415 4030
Facsimile: +61 (0) 3 9473 2500
Australia residents only, toll free: 1800 813 292
New Zealand residents only, toll free: 0800 450 740
Website: www.computershare.com
Investor Centre
To find out more about Investor Centre go to
www.computershare.com.au

What you can find online www.riotinto.com
Find out more about our business and performance online
•	2009 Annual report
•	Webcast of our 2009 results
•	Sustainable development review

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